UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2018.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F ☐

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Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

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Santiago, Chile. October 19, 2018.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) informs about the lithium carbonate expansion in Antofagasta in Chile. In May 2018, we announced an ambitious strategic lithium expansion plan in Chile. This expansion is to be done in three phases, the first was to expand our production from 48,000 to 70,000 MT, in 2018. The second is to increase production from 70,000 to 120,000 MT, to be completed in 2019, and the third phase is to add an additional 60,000 MT of capacity to our operations, reaching a total of 180,000MT by 2021.

The execution of the first phase of this expansion plan considered a complete overhaul of the current lithium carbonate plant by changing and upgrading key components and implementing state of the art technology. These changes will not only allow for an increase in our capacity, but also ensure the highest quality battery grade products.

The completion and ramp-up of the plant has taken approximately five weeks more than anticipated mainly due to the calibration and fine tuning of some of the new components. During this period, the plant produced approximately 4,000 MT less battery grade product than originally anticipated.

Patricio de Solminihac, CEO of SQM commented: “It has been an ambitious project that in a short timeframe considers technical and operational challenges allowing us to not only increase our sales volumes, but also meet the lithium quality standards required by our customers”. Then he continued: “We knew that overhauling and ramping up the plant at this moment would be challenging; we have very low inventories, the demand growth is strong, and our customers are requiring complex technical specifications. We didn’t want to wait to move forward with these plans, as these conditions were not expected to change in the near future. We have built the most cutting edge lithium carbonate plant in the world, with the lowest investment, totaling less than US$4,000 per ton of additional capacity.”

The ramp-up delay, along with logistical challenges given the low inventory levels, resulted in sales volumes in the third quarter of approximately 15% lower than the volumes reported in the second quarter. Fourth quarter sales volumes should be in line with what was originally anticipated, letting us reach sales volumes in the second half of the year of over 20% more than the sales volumes reported during the first half of 2018.

The prices of lithium carbonate during the third quarter of this year remained relatively stable. Our average prices for this period should remain similar to average prices reported during the first half of 2018, as we see lithium demand growing around 20% this year.

Within the next week, we expect the lithium carbonate plant to be producing high quality product at 80% nameplate capacity, and reach its full capacity in mid-November. With respect to the expansion of the lithium hydroxide plant, it is being completed on time, and we expect it to reach full capacity by the end of November. An update of the ramp up of the overhauled lithium carbonate plant will be included in the third quarter earnings press release, which we expect to publish on November 21, 2018, unless new information about the ramp up of the new plant becomes available before that date.

About SQM

SQM´s business strategy is to be a global company, with people committed to excellence, dedicated to the extraction of minerals and selectively integrated in the production and sale of products for the industries essential for human development (e.g. food, health, technology). This strategy was built on the following five principles:

•	ensure availability of key resources required to support current goals and medium and long-term growth of the business;
•	consolidate a culture of lean operations (M1 excellence) through the entire organization, including operations, sales and support areas;
•	significantly increase nitrate sales in all its applications and ensure consistency with iodine commercial strategy;
•	maximize the margins of each business line through appropriate pricing strategy;
•	successfully develop and implement all lithium expansion projects of the Company, acquire more lithium and potassium assets to generate a competitive portfolio.

These principles are based on the following key concepts:

•	strengthen the organizational structure to supports the development of the Company's strategic plan, focusing on the development of critical capabilities and the application of the corporate values of Excellence, Integrity and Safety;
•	develop a robust risk control and mitigation process to actively manage business risk;
•	improve our stakeholder management to establish links with the community and communicate to Chile and worldwide our contribution to industries essential for human development.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

Irina Axenova 56-2-24252280 / irina.axenova@sqm.com

For media inquiries, contact:

Carolina García Huidobro / carolina.g.huidobro@sqm.com

Alvaro Cifuentes / alvaro.cifuentes@sqm.com

Tamara Rebolledo / tamara.rebolledo@sqm.com  (Northern Region)

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: October 19, 2018

/s/ Ricardo Ramos

By: Ricardo Ramos

CFO & Vice-President of Development

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